Phoenix Corporate Office	Douglas N. Currault II
333 North Central Avenue	Assistant General Counsel
Phoenix, AZ 85004	and Corporate Secretary
(602) 366-8093 Tel
(602) 453-2871 Fax
E-mail: Douglas_Currault@fmi.com
August 22, 2011

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Mark Wojciechowski

Re:	Freeport-McMoRan Copper & Gold Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-11307-01

Dear Mr. Wojciechowski:

Freeport-McMoRan Copper & Gold Inc. (the Company) submits this letter in response to the comment received from the Commission's staff (the Staff) by email dated August 11, 2011, in connection with the Company's Form 10-K for the fiscal year ended December 31, 2010 (the 2010 Form 10-K). We have numbered and reproduced below the full text of the Staff's comment in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 13 - Contingencies, page 155

Litigation, page 159

Comment 1: We note your disclosure in the first paragraph on page 160, concerning the asbestos related personal injury claims, stating “Based on litigation results to date and facts currently known, FCX believes its liability, if any, in these matters will not have a material adverse effect, either individually or in the aggregate, upon its business, financial condition, liquidity, results of operations or cash flow.”

Please modify this disclosure, and the disclosures which follow, regarding the release of hazardous substances and the Cyprus entities; and indemnification claims and Columbian Chemical Company; as necessary to clarify whether you believe the possibility of loss is probable, reasonably possible, or remote.

Securities and Exchange Commission
August 22, 2011

If the possibility of loss is more than remote for any of these matters, please disclose an estimate of the additional possible loss, or range of loss, or state that such an estimate cannot be made, as applicable.

If you are unable to estimate your exposure to any of these matters where claims have been quantified by third parties, tell us how such information has been reflected in your accounting and disclosures.

Response 1: The Company believes that the disclosure in Note 13. Contingencies of the 2010 Form 10-K complies with U.S. generally accepted accounting principles and SEC requirements. In response to the Staff's comment, in future periodic reports, we will modify our disclosures to use the precise terminology used in the relevant sections of the Accounting Standards Codification. Specifically, we will modify our disclosures in future filings as described below.

The Company included disclosure regarding its potential litigation exposure to asbestos related personal injury claims in the footnotes to the financial statements in its 2010 Form 10-K notwithstanding the fact that the Company does not believe that the claims, individually, or in the aggregate, are material to the consolidated financial statements. Although we believe there is at least a reasonable possibility that a loss may have been incurred related to the asbestos related matters, because we believe such amounts are immaterial, both individually and in the aggregate, additional disclosure of a range of possible losses was not considered necessary. We will modify our disclosure regarding asbestos related matters in future filings to state explicitly that we believe that there is at least a reasonable possibility that losses have been incurred related to these matters; however, we believe the amounts of any such losses, individually and in the aggregate, are not material to the consolidated financial statements. If our future assessment of asbestos related matters indicates that a reasonably possible loss could be material, we will include a reasonable estimate of the possible loss or range of possible loss, or a statement that an estimate cannot be made.

With respect to the disclosure regarding the U.S. Environmental Protection Agency notice relating to the Cyprus entities, we will modify our disclosure in future filings by clearly stating that we believe it is probable that a loss has been incurred, but that we believe it is remote that such loss would exceed the amount that has been recorded for this contingency, which is included in our aggregate environmental obligations of $1.4 billion (on a discounted basis) at December 31, 2010, as disclosed on page 155 of our 2010 Form 10-K.

With respect to the disclosure regarding the Columbian Chemicals matter, we will clarify our disclosure in future filings by stating that we believe there is at least a reasonable possibility that a loss may have been incurred and, although we cannot reasonably estimate the range of the possible loss, we believe that the possible loss would not exceed $110 million, as indicated in our current discussion of this matter. If our future assessment of the Columbian Chemicals matter were to indicate a reasonable estimate of the range of the possible loss, we will include such an estimate in our future disclosures.

Securities and Exchange Commission
August 22, 2011

________________________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:	Richard C. Adkerson
Kathleen L. Quirk
C. Donald Whitmire, Jr.